Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                 May 27, 2020



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 8740
                       Virtual Economy Portfolio Series
                                 (the "Trust")
                      CIK No. 1804450 File No. 333-237827
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
_______

      1. INASMUCH AS THE WORDS "VIRTUAL ECONOMY," IN THE TRUST'S NAME CONNOTE A TYPE OF INVESTMENT, PLEASE DISCLOSE A POLICY TO INVEST AT LEAST 80% OF THE TRUST'S NET ASSETS IN VIRTUAL ECONOMY SECURITIES. PLEASE ALSO DEFINE WHAT A "VIRTUAL ECONOMY" SECURITY IS FOR PURPOSES OF THIS 80% INVESTMENT POLICY. SEE RULE 35D-1(A)(2)(I) UNDER THE INVESTMENT COMPANY ACT OF 1940.

      Response: The Sponsor respectfully declines to include an 80% policy as it believes that the name of the Trust does not connote a type of investment that would require the Trust to include an 80% policy under Rule 35d-1.

Portfolio
_________

      2. AS NOTED IN THE RISK FACTOR FOR PRICE VOLATILITY, THE TRUST INVESTS IN COMMON STOCKS. PLEASE IDENTIFY COMMON STOCKS AS INVESTMENTS OF THE TRUST IN THIS SECTION.

      Response: As indicated in the response to Comment 3, the section entitled "Portfolio Selection Process" will be revised in accordance with this and other relevant comments.

      3. THE DISCLOSURE NOTES THE TRUST WILL INVEST IN "COMPANIES THAT WE BELIEVE HAVE THE POTENTIAL TO BENEFIT FROM THE INCREASED PRACTICE OF PEOPLE STAYING AT HOME DURING AND EVEN AFTER THE COVID-19 PANDEMIC" ... RESULTING IN AN "INITIAL UNIVERSE OF VIRTUAL ECONOMY STOCKS" SELECTED BY FIRST TRUST ANALYSTS. PLEASE REVISE THIS DISCLOSURE TO CLEARLY DESCRIBE THE TYPES OF COMPANIES THE TRUST WILL INVEST IN. FURTHER, CLEARLY DESCRIBE THE CRITERIA AND/OR STRATEGIES THE SPONSOR WILL USE TO SELECT INVESTMENTS, IN LIEU OF THE GENERIC DISCLOSURE CONTAINED IN THE FIRST FOUR AND LAST PARAGRAPHS OF THIS SECTION. PLEASE ALSO BE CONSISTENT IN THE USE OF THE "PORTFOLIO" AND THE "TRUST" THROUGHOUT THE DISCLOSURE.

      Response: Pursuant to the Staff's request and in accordance with Comments 2 and 4, the section entitled "Portfolio Selection Process" will be replaced with the following:

            The Trust is a unit investment trust that invests in common stocks of companies that the Sponsor believes have the potential to benefit from the increased practice of people staying at home during and even after the COVID-19 pandemic. The Sponsor ran the common stocks included in the Trust's portfolio through a series of quality, liquidity, and suitability screens in order to determine the Trust's final portfolio. The Sponsor selected common stocks of companies that it believes could benefit from social distancing measures currently underway.

            The Trust's final portfolio is comprised of 30 approximately equally weighted common stocks.

      4. ACCORDING TO THE DISCLOSURE, THE PORTFOLIO IS MAINLY REPRESENTED IN THE COMMUNICATION SERVICES, CONSUMER DISCRETIONARY, CONSUMER STAPLES AND INFORMATION TECHNOLOGY SECTORS. PLEASE EXPLAIN SUPPLEMENTALLY TO THE STAFF WHAT "MAINLY REPRESENTED" MEANS AND CLARIFY THE DISCLOSURE ACCORDINGLY. FOR EXAMPLE, HOW MUCH DOES THE TRUST INVEST IN COMPANIES IN THESE SECTORS? ALSO, PLEASE RECONCILE THIS DISCLOSURE WITH DISCLOSURE UNDER "OBJECTIVE" STATING THAT THE TRUST IS CONCENTRATED IN STOCKS OF COMPANIES IN THE INFORMATION TECHNOLOGY SECTOR. FINALLY, PLEASE UPDATE THE DISCLOSURE WITH ANY ADDITIONAL SECTORS IN WHICH THE TRUST WILL BE SIGNIFICANTLY INVESTED AFTER CHOOSING THE FINAL PORTFOLIO (AND ASSOCIATED PRINCIPAL RISKS).

      Response: The references to the sectors, other than the information technology concentration language in the "Objective" section, will be removed from the disclosure as they are not a part of the Trust's principal investment strategy.

      5. PLEASE INCLUDE A RISK FACTOR SPECIFIC TO VIRTUAL ECONOMY STOCKS (OTHER THAN THOSE SPECIFIC TO EACH SECTOR) IN THE PRINCIPAL RISK DISCLOSURE. FOR EXAMPLE, THE BENEFITS OF INVESTING IN VIRTUAL ECONOMY STOCKS MAY LESSEN IF THE COUNTRY GOES BACK TO WORK/SCHOOL/ETC.

      Response: The following disclosure will be added to the Trust's prospectus in a definitive filing:

      STRATEGY RISK. As the COVID-19 pandemic evolves, certain companies that benefit from social distancing measures enacted to slow the spread of the disease may be negatively impacted if such measures are scaled back in the United States and other regions around the world and people begin to stay home less frequently. However, even if social distancing measures are not scaled back during the term of the Trust, there is no guarantee that the common stocks of such companies will appreciate in value or continue to benefit from these measures.

      6. THE DISCLOSURE NOTES, "BASED ON THE COMPOSITION OF THE PORTFOLIO ON THE INITIAL DATE OF DEPOSIT, THE TRUST IS CONSIDERED TO BE A ____ TRUST." PLEASE ADVISE THE STAFF WHAT DESIGNATION WILL BE INSERTED INTO THE SPACE LEFT BLANK.

      Response: The referenced disclosure will be removed from the prospectus.

      7.  WE  NOTE  A  LOT  OF  GENERIC DISCLOSURE ABOUT UIT PORTFOLIO SELECTION
STRATEGY IN THE LAST PARAGRAPH OF THIS SECTION. AS NOTED ABOVE, PLEASE REVISE THIS PARAGRAPH AND TAILOR THE DISCLOSURE TO THE STRATEGIES AND CRITERIA USED TO SELECT THE INVESTMENTS FOR THIS TRUST. IN PARTICULAR, THE FOLLOWING COMMENTS SHOULD BE ADDRESSED:

   A. PLEASE DELETE THE DISCLOSURE REGARDING DIFFERENT CRITERIA THAT MAY BE USED BY OTHER ANALYSTS AND RESEARCH PROFESSIONALS. PLEASE LIMIT THE DISCLOSURE TO THE CRITERIA USED BY THE SPONSOR FOR THIS TRUST.

   B. PLEASE CLARIFY WHETHER AT LEAST 65% OF THE STOCKS IN THE TRUST ON THE TRUST'S INITIAL DATE OF DEPOSIT FALL INTO A GROWTH OR VALUE CATEGORY OR "BLEND TRUST." PLEASE ALSO DESCRIBE THE CHARACTERISTICS OF INVESTMENTS IN THE CATEGORY APPLICABLE TO THE TRUST'S DESIGNATION.

   C. PLEASE CLARIFY THE MARKET CAPITALIZATION CHARACTERISTICS OF THE TRUST'S PORTFOLIO. PLEASE ALSO SPECIFY THE MARKET CAPITALIZATION RANGE AND TAILOR THE RISK DISCLOSURE APPROPRIATELY.

   D. PLEASE RECONCILE THE DISCLOSURE THAT "THE SPONSOR ANALYZES THE MARKET CAPITALIZATIONS OF THE 3,000 LARGEST STOCKS IN THE UNITED STATES (EXCLUDING FOREIGN SECURITIES, AMERICAN DEPOSITARY RECEIPTS/ADRS, LIMITED PARTNERSHIPS AND REGULATED INVESTMENT COMPANIES)" WITH THE DISCLOSURE IN THE SUBSEQUENT SECTION ENTITLED "PORTFOLIO CONTENTS," WHICH STATES:
      "EXPANDING ON THE DISCLOSURE ABOVE, THE TRUST HAS EXPOSURE TO THE FOLLOWING INVESTMENTS: FOREIGN SECURITIES (INCLUDING AMERICAN DEPOSITARY RECEIPTS) . . . " AND THE INCLUSION OF FOREIGN SECURITIES AS A PRINCIPAL RISK. PLEASE ENSURE ALL INVESTMENTS OF THE TRUST ARE IDENTIFIED IN THE "PORTFOLIO CONTENTS" DISCLOSURE.

   E. THE DISCLOSURE NOTES THAT BOTH THE WEIGHTED AVERAGE MARKET CAPITALIZATION OF A TRUST AND AT LEAST HALF OF THE SECURITIES IN A TRUST MUST BE CLASSIFIED AS EITHER LARGE-CAP, MID-CAP OR SMALL-CAP IN ORDER FOR A TRUST TO BE DESIGNATED AS SUCH. PLEASE EXPLAIN TO THE STAFF WHY THIS DISCLOSURE IS INCLUDED.

   F. PLEASE ALSO SPECIFY HOW STOCKS FROM DIFFERENT SECTORS ARE CHOSEN. FOR EXAMPLE, WILL THE TRUST BE EQUALLY INVESTED IN EACH SECTOR OR IS THERE SOME OTHER ALLOCATION METHODOLOGY?

      Response: The referenced disclosure in this Comment 7 will be removed from the prospectus.

Risk Factors
____________

      8. THE DISCLOSURE ACKNOWLEDGES THE GLOBAL ECONOMIC IMPACT OF THE COVID-19 PANDEMIC, INCLUDING THE EXPECTED DISRUPTION TO MANUFACTURING, SUPPLY CHAINS AND SALES IN AFFECTED AREAS AS WELL AS THE NEGATIVE IMPACT ON GLOBAL ECONOMIC GROWTH PROSPECTS. PLEASE CONSIDER WHETHER THE TRUST'S RISK DISCLOSURES, INCLUDING CURRENT ECONOMIC CONDITIONS AND THE SPECIFIED INDUSTRY SECTORS, SHOULD BE
UPDATED IN LIGHT CURRENT MARKET EVENTS AND CONDITIONS RESULTING FROM THE PANDEMIC. IF THE REGISTRANT BELIEVES THAT NO UPDATED DISCLOSURE IS WARRANTED, PLEASE EXPLAIN SUPPLEMENTALLY WHY NOT.

      Response: The Trust believes that the risks related to current events have been disclosed in the "Market Risk" and notes that "Current Economic Conditions" disclosure is not included in the prospectus.

      9. THE RISK FACTORS IDENTIFY DIVIDENDS AS A PRINCIPAL RISK. PLEASE INCLUDE ANY SPECIFIC STRATEGY LINKED TO DIVIDEND PAYING STOCKS THAT WOULD GIVE RISE TO THIS PRINCIPAL RISK.

      Response: While selecting dividend paying stocks is not a part of the Trust's principal investment strategy, the Sponsor believes that it is appropriate to include the risk factor. Dividend paying securities will also be included in the "Portfolio Contents" section of the prospectus. In addition, the Dividends Risk in the prospectus will be replaced with the following:

            DIVIDENDS. Certain of the Securities held by the Trust may currently pay dividends, but there is no guarantee that the issuers of the Securities will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Expenses and Charges
____________________

      10. THE DISCLOSURE NOTES THAT IN ADDITION TO THE TRUST'S OPERATING EXPENSES AND FEES, THE TRUST MAY ALSO INCUR CHARGES RELATED TO "THE EXPENSES AND COSTS INCURRED BY THE TRUSTEE TO PROTECT THE TRUST AND YOUR RIGHTS AND INTERESTS." PLEASE BE MORE SPECIFIC AS TO WHAT THIS INCLUDES AND/OR PROVIDE AN EXAMPLE.

      Response: The referenced disclosure in the prospectus will be replaced with the following:

            The  expenses and costs incurred by the Trustee to protect the Trust
      and   your   rights  and  interests  (i.e.,  participating  in  litigation concerning a portfolio security) and the costs of indemnifying the Trustee.

Income and Capital Distributions
________________________________

      11. THE DISCLOSURE STATES: "WE ANTICIPATE THAT THERE WILL BE ENOUGH MONEY IN THE CAPITAL ACCOUNT OF THE TRUST TO PAY THE DEFERRED SALES CHARGE." PLEASE CLARIFY TO WHOM THE TRUST PAYS THE DEFERRED SALES CHARGE. WE NOTE THAT ALL OTHER DISCLOSURE IN THE PROSPECTUS STATES THAT UNITHOLDERS PAY THE CHARGE.

      Response: The referenced disclosure will be revised to reflect that the deferred sales charge is paid to the Sponsor of the Trust.

Signatures and Exhibit Index
____________________________

      12. PLEASE INCLUDE A HYPERLINK TO THE UNDERWRITER AGREEMENT INCORPORATED BY REFERENCE IN THE EXHIBIT INDEX, IF PUBLICLY AVAILABLE ON EDGAR. SEE FAST ACT MODERNIZATION AND SIMPLIFICATION OF REGULATION S-K, RELEASE NO. 33-10618 (MAR. 20, 2019).

      Response:  A hyperlink to the Underwriter Agreement is not included in the
Exhibit Index because the Underwriter Agreement is not publicly available on EDGAR.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ___________________________
                                               Daniel J. Fallon